Annual Meeting of Shareholders

April 22, 2015

CONSOLIDATED TOMOKA

(NYSE MKT: CTO)

Plenty of Runway Ahead

If we refer to “we,” “us,” “our,” or “the Company,” we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as ‘will,’ ‘anticipate,’ ‘assume,’ ‘believe,’ ‘estimate,’ ‘expect,’ ‘intend,’ ‘believes,’ or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system at http://www.sec.gov.

Effecting Change & Unlocking Value (in last 3 years)

- **Doing More with Less: Corporate Actions**
  - Reduced headcount 18% while increasing assets by 62%
- **Monetizing our Land: Converting Land to Income**
  - $12.4mm in land sales (128 acres) vs $6.7mm (40 acres) prior 4 years
  - Under contract to sell >1,700 acres of land, or >17% of our holdings, for nearly $58mm[1]
- **Growing & Improving: Investments in Income**
  - Invested approx. $156mm in 21 income properties (7 new states), and 6 commercial loans
  - Recycled approx. $36mm of capital by selling 10 non-core properties (legacy portfolio)[1]
- **Improving Operations and Results: Golf Operations**
  - Operating loss trimmed from loss of approx. $1.3mm in 2011 to $405k in 2014
- **Reduce Risk - Improve Results: Agriculture Operations**
  - Operating loss of $527k in 2011 turned into operating income of $89k in 2014
- **Increased Subsurface Income: Real Estate Operations**
  - Total of $5.2mm in incremental revenue in 2013 and 2014

New Leadership • Delivering Results

(1) As of April 2015

Delivering Shareholder Returns

Aggregate performance from 12/30/11 to 3/13/15 (adjusted for dividends)


200.0%
180.0%
160.0%
140.0%
120.0%
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
114.8%
16.5%
3.4%
190.6%
6.1%
59.6%
74.9%
60.2%
CTO
St. Joe
Forestar
Gramercy Prop Trust
Tejon Ranch
Agree Realty
S&P
RMZ (REIT Index)

Positive Trends

Annual Results for 2011 – 2014


Total Revenues ($000's)
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
$12,966
$16,233
$25,838
$35,520
2011
2012
2013
2014


Basic Earnings Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$-
$(0.20)
$(0.40)
$(0.60)
$(0.80)
$(1.00)
$(0.82)
$0.10
$0.64
$1.11
2011
2012
2013
2014


Operating Income ($000's)
$15,000
$10,000
$5,000
$-
$(5,000)
$(10,000)
$(8,969)
$864
$6,279
$12,593
2011
2012
2013
2014


Book Value Per Share
$22.00
$21.50
$21.00
$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$19.41
$19.58
$20.53
$21.83
2011
2012
2013
2014

Increasing Free Cash Flow

($'s in millions)

	2014	2013	2012
Income Properties	$13.0	$11.5	$7.8
Commercial Loan Investments	2.2	1.7	-
Real Estate Operations	8.6	2.3	2.4
Golf Operations	(0.4)	(0.4)	(0.9)
Agriculture and Other Income	0.1	0.1	(0.1)
Total Segment Income (1)	$23.5	$15.2	$9.2
Add: Impact Fees	0.5	0.2	0.3
Less: G&A (cash)	(5.0)	(4.5)	(4.8)
Less: Interest Expense (paid)	(2.1)	(1.6)	(0.5)
Less: Taxes (paid)	(3.0)	(1.6)	0.2
Free Cash Flow (2)	$13.9	$7.7	$4.4

(1) Revenues less direct cost of revenue by segment; excludes general and administrative expense, impairment charges, depreciation and amortization, and gain on disposition of assets for 2014, 2013, and 2012 of $10.9, $8.9, and $8.4, respectively

(2) Excludes golf and maintenance capex, which is estimated to be approximately $400,000 per year

Income Producing Investments

as of December 31, 2014


1
1
1
1
9
2
2
3
22
1
Number of Income Property Investments
Location of Loan Investments
CTO Headquartered in Daytona Beach, FL

Geographic exposure (1)	
Florida	51%
North Carolina	10%
Georgia	10%
California	7%
Houston, Texas	7%
Seattle, Washington	4%
Phoenix, Arizona	4%
Boulder, Colorado	3%
Germantown, Maryland	3%
Chicago, Illinois	1%

(1) % of total rent revenues as of December 31, 2014

CONSOLIDATED TOMOKA

10 States – Larger MSAs

Top Tenants by Rent

As of December 31, 2014

Tenant	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
CVS	DRUG STORE (1)	NR	8	9.3%	18.0%
LOWE'S	HOME IMPROVEMENT	A-	2	22.8%	12.0%
Walgreens	DRUG STORE	BBB	4	5.3%	11.0%
Hilton Grand Vacations	OFFICE	NR	2	12.4%	11.0%
Bank of America	BANK	A	9	7.2%	7.0%
Whole Foods Market	GROCERY (2)	BBB-	1	3.3%	6.0%
BIG LOTS!	DISCOUNT	BBB-	2	5.6%	5.0%
Harris Teeter	GROCERY	NR	1	4.2%	5.0%

Tenant	Retailer Type	S&P Credit Rating	# of Stores	% of GLA	% of Rent
RITE AID	DRUG STORE	B	1	1.5%	4.0%
DICK'S Sporting Goods	SPORTING GOODS	NR	1	4.3%	4.0%
American Signature Furniture	SPECIALTY	NR	1	4.9%	4.0%
BEST BUY	ELECTRONIC	BB	1	2.8%	3.0%
BARNES & NOBLE BOOKSELLERS	SPECIALTY	NR	1	2.6%	3.0%
PNC	BANK	A	1	0.4%	2.0%
CHASE	BANK	A+	1	0.4%	1.0%
Buffalo Wild Wings Grill & Bar	RESTAURANT	NR	1	0.6%	1.0%

Approx. 44% of rent income from Investment Grade tenants

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark
(2) Approximately 3% of rent comprised of other retailers in Whole Foods Market Centre

CONSOLIDATED TOMOKA

2014 Acquisitions

Whole Foods Market Centre (Sarasota, FL)


Ground Floor Shop Space
Ground Floor Shop Space
2nd Street
Whole Food Drive
1st Street
Lemon Avenue

- $19.1mm Investment
- 7.1 years weighted average lease term
- 3-mi Pop. 64,952; 3-mi Avg HHI $68,690
- 59,000 sq ft of total retail
- 36,000 sq ft free-standing Whole Foods Market
  - S&P Rating: BBB-
  - 10 yrs remaining on lease
- 455 space parking garage

Lowes (Katy, TX)



- $14.7mm Investment
- 12.8 years remaining lease term
- 3-mi Pop. 98,864; 3-mi Avg HHI $96,622
- 131,644 sq ft
- S&P Rating: A-

Core Investments

2014 Acquisitions

American Signature (Daytona Beach, FL)


AMERICAN SIGNATURE FURNITURE
ONE DAYTONA
DAYTONA INTERNATIONAL SPEEDWAY
BARNES & NOBLE

$5.3mm Investment

5.6 years remaining on lease term

3-mi Pop. 33,524; 3-mi Avg HHI $38,696

52,665 sq ft of total retail

Well positioned near One Daytona project

Winter Park Palms (Winter Park, FL)


Old Howell Branch Road 7,200 ADT
Howell Branch Road 16,000 ADT
Aloma Ave (SR 426) 39,000 ADT

$3.1mm Investment

112,292 sq ft ($27.61 per sq ft)

3-mi Pop. 89,517; 3-mi Avg HHI $65,407

Multiple redevelopment opportunities

Utilized 1031 proceeds from land sale

4 new residential developments in progress (254 new homes) surrounding property

Low cost basis

Opportunistic Investments

Recycling non-core properties




Fidelity
INVESTMENTS
FOREVER 21
jcpenney
DESERT SCHOOLS
LOOP
101
Dillard's
Sears
DICK'S
SPORTING GOODS
Total Wine
& MORE
macy's
COSTCO
WHOLESALE
MACERICH
75th Avenue
BEST BUY
Bell Road
OfficeMax
TRADER JOE'S
TACO BELL
BURGER KING
BABIES R US

Recent DISPOSITIONS:

- Sold 2 vacant CVS stores in Florida in April 2015
- $6.4mm in sales proceeds
- 8.7 years remaining lease term
- Avg. 3-mi Pop. 24,629; 3-mi Avg. HHI $47,145

ACQUISITION Opportunity:

- $8.6mm investment located in adjacent to Arrowhead Mall in Phoenix, AZ
- Off-market transaction; closing expected May 2015
- National retailer
- 15 years remaining lease term w/escalations
- Avg. 3-mi Pop. 109,072; 3-mi Avg. HHI $80,680

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos

Portfolio average as of December 31st


$100,000
$80,000
$60,000
$40,000
$20,000
$0
$42,997
$54,856
$58,521
$62,111
$63,524
2011
2012
2013
2014
2015 (1)

3-Mile Median Household Income


$100,000
$80,000
$60,000
$40,000
$20,000
$0
$51,230
$72,350
$76,126
$77,104
$78,845
2011
2012
2013
2014
2015 (1)

3-Mile Average Household Income


100,000
80,000
60,000
40,000
20,000
0
65,484
81,103
93,158
92,891
97,039
2011
2012
2013
2014
2015 (1)

3-Mile Population

CONSOLIDATED TOMOKA

(1) Represents 2015 portfolio demographics adjusted for recent dispositions and acquisitions under contract

Self-Developed Properties: weighted average occupancy 91%

as of December 31, 2014 (unless otherwise noted)

Concierge Office



- 2 Story Office
- Approx. 22,000 square feet
- 100% leased
- Major Tenants

  Merrill Lynch

  KB Homes

Mason Commerce Center



- 2 Properties – Flex Office
- Approx. 31,000 square feet
- 100% leased [1]
- Major Tenants

  State of Florida

  Walgreens

Williamson Business Park



- 2 Properties – Flex Office
- Approx. 31,000 square feet
- 75% leased [1]
- Major Tenants

  Teledyne Oil & Gas [1]

  Lamar Outdoor

Developing Our Land Where Appropriate

(1) As of March 15, 2015

Commercial Loan Investments

As of December 31, 2014 (unless otherwise noted)

Date of Investment	Loan Type	Loan Type	Asset Location	Loan Balance	Rate	Maturity Date
January 2014	Mezzanine	Hotel	Atlanta, GA	$5,000,000	12.00%	February 2019
May 2014	B-Note	Retail Shopping Center	Sarasota, FL	$8,960,467	LIBOR + 725	June 2015
May 2014	First Mortgage Loan	Redevelopment of Retail	Phoenix, AZ	$6,300,000 (1)	LIBOR + 800 (2)	November 2015
September 2014	Mezzanine Loan	Hotel	Dallas, TX	$10,000,000	LIBOR + 725	September 2016
November 2014	First Mortgage Loan	1,000 Acres (entitled land)	Ormond Beach, FL	$1,000,000	LIBOR + 725	November 2015
Total Commercial Loan Investments				**$31,260,467**		
Weighted Average Yield & Duration					**8.40%**	**1.4 yrs**

(1) Assumes full commitment drawn on first mortgage loan for redevelopment of retail property in Phoenix
(2) Rate changed to LIBOR + 800 in February 2015

Strong Risk-Adjusted Yields

Historical Land Revenue

Annual Land Revenue for 2005 – 2014

(Land Revenue in $000's – except Average Price/Acre data)


$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$36,205
$20,703
$23,095
$4,258
$2,502
$0
$0
$618
$2,990
$8,794

Average Price/Acre	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Residential	$ 20,665	$ 100,000	$ 18,480	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	$ 140,116	$ 96,340	$ 166,392	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,239
Total	$ 107,754	$ 96,535	$ 47,468	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,239
Total Acres Sold	336.0	214.5	486.5	24.4	15.8	-	-	16.6	11.7	99.7

Distribution Facility

LAND TRANSACTION
SALE CLOSED – AUGUST 15, 2014
Gross Sales Price: $7.8mm

- 76 Acres along I-95 and Dunn Ave
- 630,000+ SF distribution facility
- Estimated total capital investment by buyer approximately $80mm
- Creation of an estimated 400 - 500 new jobs
- 1st job fair attracted approximately 1,200 applicants for job openings
- CTO owns 75+ acres surrounding the distribution facility
- Scheduled to open fall 2015



Harvesting Value: Completed Land Transactions

VICTOR INDIGO LAKES LLC	**Sold** 20.96 acres $30k/ac | October 2014
DISTRIBUTION CENTER	**Sold** 75.60 acres $103k/ac | August 2014
HALIFAX HUMANE SOCIETY	**Sold** 3.06 acres $128k/ac | February 2014
Intracoastal Bank	**Sold** 2.02 acres $317k/ac | December 2013
RaceTrac	**Sold** 3.41 acres $382k/ac | December 2013
CARMAX	**Sold** 6.23 acres $168.5k/ac | December 2013
INDUSTRIAL BUYER	**Sold** 16.60 acres $37k/ac | June 2012


95
40
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
95
95
4
92
to Orlando

Sold 128.0 Acres ● Average Gross Price $97k/acre

CONSOLIDATED TOMOKA

Potential Land Sale – Minto Communities

- Approximately 1,600 Acre Parcel
- Age-Restricted Planned Residential Community
- Across from LPGA International
- Overview of Project
  - > 3,000 single-family homes
  - Golf-cart friendly lifestyle
  - Resort-style town center w/ clubhouse, restaurants, and recreational and fitness facilities
  - Projected 300+ homes developed per year


95
40
WILLIAMSON BLVD
MINTO
UNDER CONTRACT

There can be no assurances regarding the likelihood or timing of this potential transaction, or if it occurs, the final terms including sales price

Harvesting Value: Potential Land Transactions (1)

WEST OF I-95

Potential Transaction 1

Buyer: Minto Communities

Approx. 1,600 acres

Potential Transaction 2

Approx. 17 +/- acres

EAST OF I-95

Potential Transaction 3

Approx. 74 +/- acres

Potential Transaction 4

Approx. 38 +/- acres

Potential Transaction 5

Approx. 18 +/- acres

Potential Transaction 6

Approx. 14 +/- acres

Potential Transaction 7

Approx. 2 +/- acres


Total Acres
East of I-95
Approx. 1,400 acres
Total Acres West of I-95
Approx. 8,200 acres
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL SPEEDWAY
DAYTONA INTL AIRPORT
Total Acres
Approx. 900 acres
to Orlando
95
40
4
92

(1) As of April 2015

Total Potential Sales of Nearly $58 million on > 1,700 Acres

There can be no assurances regarding the likelihood or timing of these potential transactions or, if any occur, the final terms including sales price

Tomoka Town Center – Conceptual Plan


79 +/- Acres
4 +/- Acres
18 +/- Acres
Retail Grocer
24 +/- Acres
Outlet Mall
39 +/- Acres
CORNERSTONE
LPGA
MASON/WILLIAMSON BUSINESS CENTER
OCEAN DESIGN
DAYTONA BUDWEISER
CENTER POINT
MASON AVENUE
EXISTING BORROW PIT
LAKE/DETENTION 19.42 ACRES
DRAINAGE CANAL
DISTRIBUTION CENTER
INTERSTATE HIGHWAY 95
Approximately 200 Acres
HODGES & ASSOCIATES
TOMOKA TOWN CENTER - CONCEPTUAL SITE PLAN
DAYTONA BEACH, FL
KKS 11107-01
10.14.14

Where does the Stock Market Value our Land?

Trading Value of Land

Shares	5,905,871
Share Price (as of April 10, 2015)	$57.69
Market Capitalization (as of April 10, 2015)	**$340,709,698**
Long-Term Debt (Gross) (1)	$135,400,000
Deferred Income Taxes (Net)	**$34,172,924**
Other Liabilities	$8,793,324
Less: Book Value of Income Properties, Golf, Loan Investments & Other Assets	($236,335,313)
Less: Cash & Restricted Cash	($30,462,478)
Implied Land Value (as of April 10, 2015)	**$252,278,155**
Approximate Acres	10,500
Implied Land Value/Acre (as of April 10, 2015)	**$24,026**

All amounts as of March 31, 2015 unless otherwise noted

(1) Convertible Debt Presented at full face value of $75 million

Using Implied Land Value

For every 5% Increase in Land Value - CTO's Per Share Value creation would approx. $2.15 Per Share

Improved Golf Operations

OPERATING RESULTS

($000's)


$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$(1,000)
$(2,000)
$4,661
$4,506
$5,075
$5,126
$(1,333)
$(888)
$(412)
$(405)
2011
2012
2013
2014
REVENUE
INCOME (LOSS)

MEMBERSHIP GROWTH


(Total Members at year end)
400
350
300
250
200
150
100
50
-
118
253
307
355
2011
2012
2013
2014

LPGA INTERNATIONAL
DAYTONA BEACH

Malcolm's
BAR & GRILL

HILLS COURSE

JONES COURSE

CLUBCORP

CONSOLIDATED TOMOKA

Subsurface Interests



Escambia
Santa Rosa
Okaloosa
Walton
Holmes
Washington
Jackson
Bay
Calhoun
Gadsden
Liberty
Gulf
Franklin
Leon
Wakulla
Jefferson
Madison
Taylor
4.6%
Hamilton
Suwannee
Lafayette
Columbia
Baker
Nassau
Duval
Union
Bradford
Clay
St. Johns
Dixie
Gilchrist
Alachua
Putnam
Flagler
Levy
Marion
Volusia
Citrus
Sumter
Lake
Seminole
Hernando
Orange
Pasco
Pinellas
Hillsborough
Polk
8.7%
Osceola
27.4%
Brevard
Indian River
Manatee
Hardee
Okeechobee
6.9%
St. Lucie
3.5%
Highlands
6.5%
De Soto
2.5%
Sarasota
Martin
Charlotte
Glades
Lee
17.9%
Hendry
18.6%
Palm Beach
Broward
Collier
Monroe
Dade

Approximately 95% of total subsurface acres

Remaining 5% of total subsurface acres

✓ Counties with active or historic oil/gas production (1)

Average success rate for wells drilled in Florida between 1995-2008 was 77% (1)

(1) Source: April 2008 Report by US Department of the Interior

BREITBURN ENERGY PARTNERS LP

KEROGEN EXPLORATION LLC

CTO Earned Approx. $7.9 million in Past 3 years from Subsurface Interests

CTO owns full or partial interest in approximately 490,000 subsurface acres

County	Acreage
Osceola	134,168
Hendry	91,355
Lee	87,447
Okeechobee	33,687
Polk	32,793
Highlands	31,635
Taylor	22,512
St. Lucie	17,143
De Soto	12,274
All other counties	26,986
TOTAL	**490,000**

CONSOLIDATED TOMOKA

CTO Advantage

Source: CTO estimates and publicly available documents
All information as of April 2015; CTO information as of March 31, 2015

	Implied Cap Rate	Dividend Yield	2015E FFO Multiple	Top Three Tenants	Credit Rating	Avg Lease Term (Yrs)	Debt+Pref/ Market Cap
Consolidated Tomoka	N/A	N/A	N/A	CVS [(1)] Lowe's Walgreens	N/R A- BBB	8.9	23%
Agree Realty Corporation	6.90%	5.6%	13.80x	Walgreens Wawa CVS	BBB BBB+ BBB+	11.9	26%
Gramercy Property Trust	6.50%	2.9%	14.90x	Bank of America Nokia Solutions & Networks Adesa Texas (KAR Holdings)	A BB B+	8.8	36%
National Retail Properties NYSE:NNN	5.70%	4.1%	19.00x	Energy Transfer Ptnrs (Sunoco) Mister Car wash The Pantry, Inc.	N/R N/R B+	12.0	28%
Spirit Realty Capital	6.80%	5.8%	14.10x	Shopko Walgreens 84 Lumber	N/R BBB N/R	10.8	44%
EPR Properties Return on Insight	7.00%	6.1%	13.60x	American Muti-Cinema Regal Cinemas, Inc. Cinemark USA, Inc.	B B+ BB-	13.6	37%
Realty Income The Monthly Dividend Company®	5.50%	4.6%	17.80x	Walgreens FedEx Dollar General	BBB BBB BBB-	10.2	31%
Total/Average (excluding CTO)	**6.40%**	**4.9%**	**15.53x**			**11.2**	**34%**

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark

Less Leverage • Better Credit

2015 Guidance

Earnings per share (on a fully diluted basis)	$2.80 - $3.10 per share
Acquisition of Income-Producing Assets	$70mm - $90mm
Target Investment Yields (Initial Yield – Unlevered)	6% - 8%
Disposition of Non-Core Income Properties	$7mm - $15mm
Target Disposition Yields	7.5% - 10.0%
Land Transactions (sales value)	$25mm - $35mm
Leverage Target (as % of Total Enterprise Value)	< 40%

There can be no assurances regarding the likelihood or timing of potential land transactions or, if any occur, the final terms including sales price

Shareholder Friendly

- Share buy back: 40,470 shares since 2012 ($1.4 million)
- Board of Directors reduced to 7 in 2014 from 11 in 2011
- Increased dividend since 2011 – from $0.04 to $0.08 per share (annualized)
- Annual election of Directors (eliminated staggered elections)
- Additional disclosure and transparency
- Improved shareholder communications
- Implemented claw-back provision for equity incentive plan
- Implemented say on pay
- Increased director stock ownership requirements
- Discontinued executive perks
  - Terminated defined benefit pension plan & deferred compensation plan
  - Eliminated car allowance and club membership
- Executive compensation heavily weighted to share price performance
- No poison pill

Liquidity and Leverage

as of March 31, 2015

Liquidity Position
(excluding restricted cash)
$ in 000's


$50,000
$40,000
$30,000
$20,000
$10,000
$-
$75,000 (1)
$25,079
Available Credit Capacity (1)
Cash Balance (excludes restricted cash)

Debt to Market Cap (2)
(excluding restricted cash)


27.8%
22.6%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Total Debt/Total Enterprise Value
Net Debt/Total Enterprise Value

(1) Total Commitment shown, total borrowing capacity based on borrowing base assets is approx. $58 million
(2) Convertible Debt issuance included at face value of $75 million

Weighted Average Rate 4.28%

Weighted Average Term 8.6 yrs

Note: Credit Facility Paid Off with Convertible Debt Proceeds Therefore All Debt is Fixed Rate at March 31, 2015

Convertible Debt Offering (Closed March 11, 2015)

Offering Size	$75.0 million
Coupon	4.50%
Conversion Premium	27.5%
Term	5 years
Stock Price (per share)	$54.04
Conversion Price (per share)	$68.90
Net Proceeds	$71.9 million

- Provides capital for income property investments for reverse 1031
- $47.5 million used to pay down outstanding borrowing on Credit Facility
- At maturity CTO intends to satisfy in cash and if stock price is above strike price settle the difference in stock
- Locks in attractive rate for 'covenant light' unsecured debt

Why Consider Converting to a REIT

- Tax Efficient Structure
  - Growth in Income Property portfolio increases taxable income
- Benefits from Expanded Investor Base
  - Large dedicated REIT investors
  - REIT index investors and ETFs, etc.
  - Growth and income investors
- Company's Deferred Tax Liability Related to1031 Exchanges Could be Totally Eliminated at Conversion

Potential Timing for Conversion no earlier than January 1, 2017

There can be no assurances regarding the likelihood or timing of a potential conversion to a REIT, if it occurs at all, or our ability to qualify for such a conversion

Well-Positioned Land – 10,500 Acres [9 miles from the ocean]


Walmart
95
Hunter's Ridge
Breakaway Trails
40
26,500 AADT
Florida Hospital
Hinson Middle School
Advanced Technology College
WILLIAMSON BLVD
LPGA BLVD
Sunset Harbor Yacht Club
Ocean Center
24,500 AADT
12,880 AADT
71,500 AADT
14,500 AADT
MASON AVE
News Journal Performance Center
Jackie Robinson Ball Park
Halifax River Yacht Club
Fire Station
Police Department
TIGER BAY STATE FOREST
Daytona State College
Halifax Hospital
Champion Elementary School
Dillard's
Volusia Mall
92
Sears
Daytona Beach
Atlantic Ocean
Bayberry Lakes
GOLF
DUNN AVE OVERPASS
Embry Riddle Aeronautical University
Daytona International Speedway
Daytona International Airport
US AIRWAYS
TENNIS
DELTA
Grande Champion
Water Treatment Plant
Father Lopez High School
Municipal Stadium
KB Homes
71,500 AADT
24,500 AADT
95
4
Daytona Beach Industrial Park
92
Orlando
Miami
Ponce Inlet

Fastest Growing MSA's (by % change)



The Villages, FL
5.4%
Myrtle Beach, SC
3.2%
Austin, TX
3.0%
St. George, UT
2.9%
Odessa, TX
2.9%
Bend, OR
2.7%
Cape Coral, FL
2.7%
Midland, TX
2.6%
Greeley, CO
2.6%
Houston, TX
2.5%
Naples, FL
2.5%
Daphne, AL
2.4%
Hilton Head Island, SC
2.4%
Fort Collins, CO
2.4%
Raleigh, NC
2.3%
Panama City, FL
2.2%
North Port, FL
2.2%
Charleston, SC
2.2%
Orlando, FL
2.2%
Boise, ID
2.1%

Florida Well Represented

(1) 2014 population estimates – U.S. Department of Commerce

Daytona Growth + Investment

	Timing (1)	Investment Size (1)	Description
CICI AND HYATT BROWN MUSEUM OF ART at the MUSEUM OF ARTS & SCIENCES	January 2015	$13 million	New Art Museum
EMBRY-RIDDLE Aeronautical University	January 2015	$39 million	Campus Expansion
BMW, NISSAN	Q4 2015	$25 million	Retail Auto Mall Expansion
DISTRIBUTION CENTER	Q3 2015	$85 million	Refrigerated Distribution Center
ISC INTERNATIONAL SPEEDWAY CORPORATION DAYTONA RISING	January 2016	$400 million	Upgrade Speedway
jetBlue AIRWAYS	January 2016	N/A	Non-Stop Route to JFK
EMBRY-RIDDLE Aeronautical University	Q3 2016	$10 million	Research Park – Wind Tunnel

(1) Timing and investment size derived from publicly available information

Q&A

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Plenty of Runway Ahead